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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ________________
                              AMENDMENT NO. 4
                                     TO
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                             HEALTHSOURCE, INC.
                         (Name of Subject Company)

                             HEALTHSOURCE, INC.
                    (Name of Person(s) Filing Statement)

                  Common Stock, par value $0.10 per share
                       (Title of Class of Securities)

                                42221E 10 4
                   (CUSIP Number of Class of Securities)

                            Jon S. Richardson, Esq.
                       Special Counsel to the President
                               Healthsource, Inc
                           Two College Park Drive
                       Hooksett, New Hampshire  03106
                               (603) 268-7000

      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                              With a Copy to:

                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York  10022-3897
                               (212) 735-3000

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          This Amendment supplements and amends as Amendment No.4 the
     Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on March 6, 1997 (the Schedule 14D-9"), by Healthsource, Inc., a New Hampshire corporation (the "Company"), relating to the tender offer by CHC Acquisition, Corp., a New Hampshire corporation (the "Purchaser") and an indirect wholly owned subsidiary of CIGNA Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 6, 1997, to purchase all outstanding shares of common stock, par value $0.10 per share (the "Shares"), of the Company at a price of $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1997, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

          As contemplated by the Merger Agreement, prior to June 20, 1997, the Company will enter into severance agreements with the Company's executive officers. Attached hereto as Exhibit 20 is the form of severance agreement to be entered into by the Company with Dr. Payson. Attached hereto as Exhibit 21 is the form of severance agreement to be entered into by the Company with Joseph
     M. Zubretsky and Charles M. Schneider. Attached as Exhibit 22 is the form of severance agreement to be entered into by the Company and each of Richard B. Salmon, M.D., Francis G. Middleton, M.D. and Robert Chin.

     ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 20 Form of Severance Agreement to be entered into by the Company with Dr. Payson.

     Exhibit 21 Form of Severance Agreement to be entered into by the Company with each of Joseph M. Zubretsky and Charles M. Schneider.

     Exhibit 22 Form of Severance Agreement to be entered into by the Company and each of Richard B. Salmon, M.D., Francis G. Middleton, M.D. and Robert Chin.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: June 18, 1997               Healthsource, Inc.

                                        By: /s/ Joseph M. Zubretsky
                                        Name: Joseph M. Zubretsky
                                        Title: Chief Financial Officer


                                 EXHIBIT INDEX

     Exhibit No.         Description

     Exhibit 20 Form of Severance Agreement to be entered into by the Company with Dr. Payson.

     Exhibit 21 Form of Severance Agreement to be entered into by the Company with each of Joseph M. Zubretsky and Charles M. Schneider.

     Exhibit 22 Form of Severance Agreement to be entered into by the Company and each of Richard B. Salmon, M.D., Francis G. Middleton, M.D. and Robert Chin.